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                            September 28, 2021

       Frank Knuettel
       Chief Executive Officer
       Unrivaled Brands, Inc.
       3242 S. Halladay St., Suite 202
       Santa Ana, California 92705

                                                        Re: Unrivaled Brands,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 17,
2021
                                                            File No. 333-259594

       Dear Mr. Knuettel:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       General

   1. We note that you intend to acquire People's First Choice as disclosed in the Form 8-K filed August 16, 2021.
It appears that the financial statements of People's First Choice may be required to be
included in the Form S-3 pursuant to Rule 3-05 of Regulation S-X and Item 11(b) of Form
S-3. Please revise or advise why you believe this disclosure is not required.
 Frank Knuettel
FirstName LastNameFrank   Knuettel
Unrivaled Brands, Inc.
Comapany 28,
September  NameUnrivaled
              2021        Brands, Inc.
September
Page 2    28, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch
Chief, at (202) 551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Faith Charles